                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1. Consolidated financial statements for the first half of the fiscal year ending March 31, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  January 7, 2004             By   /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

                         HITACHI, LTD. AND SUBSIDIARIES

                        Consolidated Financial Statements
                                       and
                               Segment Information

                       Six months ended September 30, 2003






                                     HITACHI

CONSOLIDATED BALANCE SHEETS
Hitachi, Ltd. and Subsidiaries
September 30, 2003 and March 31, 2003

                                                                                                                Thousands of
                                                                                    Millions of yen    U.S. dollars (note 2)
                                                                      ------------------------------  ----------------------
                                                                    September 30,          March 31,           September 30,
Assets                                                                       2003               2003                    2003
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 709,084            828,171               6,388,144
Short-term investments (note 3)                                           254,178            186,972               2,289,892
Trade receivables, net of allowance for doubtful receivables and unearned income-
      September 30, 2003 JPY 41,973 million ($378,135 thousand);
      March 31, 2003 JPY 40,520 million:
    Notes (note 6)                                                        153,017            153,587               1,378,532
    Accounts (note 6)                                                   1,828,942          1,903,640              16,476,955
Inventories (note 4)                                                    1,187,133          1,187,529              10,694,892
Deferred income tax assets (current)                                      296,391            274,865               2,670,189
Prepaid expenses and other current assets                                 248,138            221,625               2,235,478
Investment in leases (note 6)                                             455,485            437,076               4,103,468
Investments and advances, including affiliated companies (note 3)         877,763            726,442               7,907,775
Property, plant and equipment (note 5):
    Land                                                                  433,302            445,283               3,903,622
    Buildings                                                           1,699,508          1,838,853              15,310,883
    Machinery and equipment                                             4,901,036          5,709,409              44,153,477
    Construction in progress                                               54,208             67,909                 488,360
                                                                  ---------------    ---------------       -----------------
                                                                        7,088,054          8,061,454              63,856,342
    Less accumulated depreciation                                       4,749,008          5,460,404              42,783,856
                                                                  ---------------    ---------------       -----------------
      Net property, plant and equipment                                 2,339,046          2,601,050              21,072,486
                                                                  ---------------    ---------------       -----------------


Deferred income tax assets (non-current)                                  878,533            976,368               7,914,711
Other assets (note 7)                                                     656,763            682,064               5,916,784
                                                                  ---------------    ---------------       -----------------
                                                                        9,884,473         10,179,389              89,049,306
                                                                  ===============    ===============       =================

See accompanying notes to consolidated financial statements.

                                                                                                                  Thousands of
                                                                                      Millions of yen     U.S. dollars (note 2)
                                                                   ----------------------------------   -----------------------
                                                                    September 30,           March 31,            September 30,
Liabilities and Stockholders' Equity                                         2003                2003                     2003
-------------------------------------------------------------------------------------------------------------------------------

Short-term debt                                                           736,583             825,860                6,635,883
Current installments of long-term debt                                    620,573             502,586                5,590,748
Trade payables:
      Notes                                                                62,569              71,934                  563,685
      Accounts                                                          1,072,833           1,140,130                9,665,162
Accrued expenses                                                          774,847             799,211                6,980,604
Income taxes                                                               75,908              54,091                  683,856
Advances received                                                         251,287             252,861                2,263,847
Deferred income tax liabilities (current)                                   3,022               5,454                   27,225
Other current liabilities                                                 335,465             353,101                3,022,207
Long-term debt                                                          1,345,461           1,512,152               12,121,270
Retirement and severance benefits                                       1,909,242           1,932,646               17,200,378
Deferred income tax liabilities (non-current)                              13,564              12,489                  122,198
Other liabilities                                                         107,462             112,084                  968,126
                                                                   ---------------    ----------------    ---------------------
               Total liabilities                                        7,308,816           7,574,599               65,845,189
                                                                   ---------------    ----------------    ---------------------

Minority interests                                                        750,142             751,578                6,758,036

Stockholders' equity:
      Common stock                                                        282,032             282,032                2,540,829
      Capital surplus                                                     549,548             562,214                4,950,883
      Legal reserve                                                       108,411             111,309                  976,676
      Retained earnings                                                 1,652,406           1,655,029               14,886,540
      Accumulated other comprehensive loss:
           Foreign currency translation adjustments                       (70,754)            (60,948)                (637,423)
           Minimum pension liability adjustments                         (691,794)           (698,916)              (6,232,378)
           Net unrealized holding gain on available-for-sale
                securities                                                 28,536               4,874                  257,081
           Cash flow hedges                                                  (946)               (535)                  (8,523)
      Treasury stock                                                      (31,924)             (1,847)                (287,604)
                                                                   ---------------    ----------------    ---------------------
               Total stockholders' equity                               1,825,515           1,853,212               16,446,081
Commitments and contingencies (note 10)
                                                                   ---------------    ----------------    ---------------------
                                                                        9,884,473          10,179,389               89,049,306
                                                                   ===============    ================    =====================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002


                                                                                                                Thousands of
                                                                                   Millions of yen     U.S. dollars (note 2)
                                                                 ---------------------------------     ---------------------
                                                                          2003                2002                      2003
---------------------------------------------------------------------------------------------------    ---------------------

Revenues                                                             4,041,407           3,916,491               36,409,072

Costs of sales                                                      (3,157,976)         (2,969,558)             (28,450,234)
Selling, general and administrative expenses                          (863,192)           (885,245)              (7,776,505)

Restructuring charges (note 11)                                        (10,317)                  -                  (92,946)
Interest income                                                          6,301               6,589                   56,766
Dividends received                                                       4,233               4,392                   38,135
Other income (note 12)                                                 101,400              15,731                  913,514
Interest charges                                                       (16,318)            (17,803)                (147,009)
Other deductions (note 12)                                             (15,035)            (37,130)                (135,451)
                                                                 --------------    ----------------    ---------------------
         Income before income taxes and minority interests              90,503              33,467                  815,342

Income taxes:
     Current                                                           (71,127)            (57,559)                (640,783)
     Deferred                                                           (5,052)             41,478                  (45,514)
                                                                 --------------    ----------------    ---------------------
             Total Income taxes                                        (76,179)            (16,081)                (686,297)
         Income before minority interests                               14,324              17,386                  129,045

Minority interests                                                      (8,940)            (11,720)                 (80,540)
                                                                 --------------    ----------------    ---------------------
         Net income                                                      5,384               5,666                   48,505
                                                                 ==============    ================    =====================


Net income per share (note 13):                                                                Yen     U.S. dollars (note 2)
---------------------------------------------------------------------------------------------------    ---------------------
Basic                                                                     1.63                1.70                     0.01
Diluted                                                                   1.59                1.62                     0.01

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

                                                                                                                       Thousands of
                                                                                              Millions of yen  U.S. dollars (note 2)
                                                                                 ----------------------------  ---------------------
                                                                                          2003           2002                 2003
------------------------------------------------------------------------------------------------------------------------------------
Common stock:
      Balance at beginning of period                                                   282,032        282,032            2,540,829
                                                                                 ---------------  -------------    -----------------
      Balance at end of period                                                         282,032        282,032            2,540,829
                                                                                 ===============  =============    =================

Capital surplus:
      Balance at beginning of period                                                   562,214        527,010            5,064,991
      Conversion of convertible debentures                                                 937            652                8,442
      Gain on sale of treasury stock                                                        23              -                  207
      Increase (decrease) arising from issuance of
        subsidiaries' common stock, divestiture and other                              (13,626)         2,798             (122,757)
                                                                                 ---------------  -------------    -----------------
      Balance at end of period                                                         549,548        530,460            4,950,883
                                                                                 ===============  =============    =================

Legal reserve:
      Balance at beginning of period                                                   111,309        110,751            1,002,784
      Transfers from (to) retained earnings                                             (2,693)           203              (24,261)
      Transfers to minority interests arising from
        conversion of subsidiaries' convertible debentures                                (108)           (18)                (973)
      Transfers from (to) minority interests arising from
        issuance of subsidiaries' common stock and other                                   (97)            24                 (874)
                                                                                 ---------------  -------------    -----------------
      Balance at end of period                                                         108,411        110,960              976,676
                                                                                 ===============  =============    =================

Retained earnings:
      Balance at beginning of period                                                 1,655,029      1,643,248           14,910,171
      Net income                                                                         5,384          5,666               48,505
      Cash dividends                                                                   (10,095)             -              (90,946)
      Transfers from (to) legal reserve                                                  2,693           (203)              24,261
      Net transfer to minority interests arising from
        conversion of subsidiaries' convertible debentures                              (1,189)          (263)             (10,712)
      Net transfer from (to) minority interests arising from
        change in ownership interest in subsidiaries' common stock and other               584         (4,687)               5,261
                                                                                 ---------------  -------------    -----------------
      Balance at end of period                                                       1,652,406      1,643,761           14,886,540
                                                                                 ===============  =============    =================
Accumulated other comprehensive loss:
      Foreign currency translation adjustments
         Balance at beginning of period                                                (60,948)       (38,012)            (549,081)
         Other comprehensive loss, net of reclassification adjustments                  (9,459)       (18,133)             (85,216)
         Net transfer from minority interests arising from
          conversion of subsidiaries' convertible debentures                               172              -                1,550
         Net transfer to minority interests arising from
           issuance of subsidiaries' common stock and other                               (519)          (479)              (4,676)
                                                                                 ---------------  -------------    -----------------
         Balance at end of period                                                      (70,754)       (56,624)            (637,423)
                                                                                 ===============  =============    =================

      Minimum pension liability adjustments
         Balance at beginning of period                                               (698,916)      (260,100)          (6,296,540)
         Other comprehensive income (loss)                                               5,919       (159,008)              53,324
         Net transfer from minority interests arising from
           conversion of subsidiaries' convertible debentures                            1,163              1               10,478
         Net transfer from minority interests arising from
           issuance of subsidiaries' common stock and other                                 40             14                  360
                                                                                 ---------------  -------------    -----------------
         Balance at end of period                                                     (691,794)      (419,093)          (6,232,378)
                                                                                 ===============  =============    =================

      Net unrealized holding gain on available-for-sale securities
         Balance at beginning of period                                                  4,874         39,997               43,910
         Other comprehensive income (loss), net of reclassification adjustments         23,610        (22,369)             212,703
         Net transfer from minority interests arising from
           conversion of subsidiaries' convertible debentures                               31              1                  279
         Net transfer from (to) minority interests arising from
           issuance of subsidiaries' common stock and other                                 21             (8)                 189
                                                                                 ---------------  -------------    -----------------
         Balance at end of period                                                       28,536         17,621              257,081
                                                                                 ===============  =============    =================

      Cash flow hedges

         Balance at beginning of period                                                   (535)          (369)              (4,820)
         Other comprehensive income (loss), net of reclassification adjustments           (426)           113               (3,838)
         Net transfer from minority interests arising from
           conversion of subsidiaries' convertible debentures                               20              -                  180
         Net transfer to minority interests arising from
           issuance of subsidiaries' common stock and other                                 (5)            (4)                 (45)
                                                                                 ---------------  -------------    -----------------
         Balance at end of period                                                         (946)          (260)              (8,523)
                                                                                 ===============  =============    =================

Total accumulated other comprehensive loss                                            (734,958)      (458,356)          (6,621,243)
                                                                                 ===============  =============    =================

Treasury stock:
      Balance at beginning of period                                                    (1,847)          (333)             (16,640)
      Acquisition for treasury                                                         (30,166)          (376)            (271,766)
      Sale of treasury stock                                                                89              -                  802
                                                                                 ---------------  -------------    -----------------
      Balance at end of period                                                         (31,924)          (709)            (287,604)
                                                                                 ===============  =============    =================

            Total stockholders' equity                                               1,825,515      2,108,148           16,446,081
                                                                                 ===============  =============    =================
Total comprehensive income (loss)                                                       25,028       (193,731)             225,477

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

                                                                                                                 Thousands of
                                                                                       Millions of yen   U.S. dollars (note 2)
                                                                            ---------------------------  ---------------------
                                                                                 2003             2002                2003
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                                               5,384            5,666              48,505
      Adjustments to reconcile net income to net cash
        provided by operating activities:
          Depreciation                                                       213,916          226,280           1,927,171
          Deferred income taxes                                                5,052          (41,478)             45,514
          Equity in earnings of affiliated companies                           2,245            8,425              20,225
          Gain on sale of investments and subsidiaries'
             common stock                                                   (100,193)         (40,333)           (902,640)
          Impairment of investment in securities                               1,983           19,636              17,865
          Loss on disposal of rental assets
             and other property                                                5,712            4,306              51,460
          Income applicable to minority interests                              8,940           11,720              80,540
          Decrease in receivables                                             79,253          183,658             713,991
          Increase in inventories                                           (106,587)          (8,394)           (960,243)
          Increase in prepaid expenses
             and other current assets                                         (2,507)         (17,594)            (22,586)
          Decrease in payables                                               (37,821)         (25,911)           (340,730)
          Increase (decrease) in accrued expenses and retirement
             and severance benefits                                           63,626         (164,061)            573,207
          Increase in accrued income taxes                                    23,790               95             214,324
          Increase (decrease) in other liabilities                               585          (18,555)              5,270
          Other                                                               61,215           48,043             551,487
                                                                         ------------    --------------   -----------------
               Net cash provided by operating activities                     224,593          191,503           2,023,360

Cash flows from investing activities:
      (Increase) decrease in short-term investments                          (68,614)          17,591            (618,144)
      Capital expenditures                                                  (145,310)        (155,148)         (1,309,099)
      Purchase of assets to be leased                                       (236,613)        (213,742)         (2,131,649)
      Collection of investment in leases                                     197,485          209,869           1,779,144
      Proceeds from disposal of rental assets
        and other property                                                    52,147           63,382             469,793
      Proceeds from sale of investments and
        subsidiaries' common stock                                           181,296           98,169           1,633,297
      Purchase of investments and subsidiaries' common stock                 (63,896)         (42,180)           (575,640)
      Purchase of software                                                   (51,974)         (63,245)           (468,234)
      Other                                                                  (21,700)         (43,655)           (195,495)
                                                                         -------------   --------------   -----------------
               Net cash used in investing activities                        (157,179)        (128,959)         (1,416,027)

Cash flows from financing activities:
      Decrease in short-term debt                                            (95,112)         (79,236)           (856,865)
      Proceeds from long-term debt                                           303,036          163,608           2,730,054
      Payments on long-term debt                                            (335,337)        (276,279)         (3,021,054)
      Proceeds from sale of common stock by subsidiaries                         619            1,464               5,577
      Dividends paid to stockholders                                         (10,111)             (82)            (91,090)
      Dividends paid to minority stockholders of subsidiaries                 (6,791)          (6,956)            (61,180)
      Acquisition of common stock for treasury                               (30,166)            (376)           (271,766)
      Proceeds from sale of treasury stock                                       112                -               1,009
                                                                         -------------   --------------   -----------------
               Net cash used in financing activities                        (173,750)        (197,857)         (1,565,315)

Effect of exchange rate changes on cash and cash equivalents                 (12,751)         (18,849)           (114,874)
                                                                         -------------   --------------   -----------------
Net decrease in cash and cash equivalents                                   (119,087)        (154,162)         (1,072,856)
Cash and cash equivalents at beginning of period                             828,171        1,029,374           7,461,000
                                                                         -------------   --------------   -----------------
Cash and cash equivalents at end of period                                   709,084          875,212           6,388,144
                                                                         =============   ==============   =================

See accompanying notes to consolidated financial statements.

                         HITACHI, LTD. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       Six months ended September 30, 2003

(1)   Basis of Presentation and Summary of Significant Accounting Policies

      (a)   Basis of Presentation
            Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

            The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

      (b)   Principles of Consolidation
            The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

            Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method.

      (c)   Investment in Securities
            The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, such as held-to-maturity securities, trading securities and available-for-sale securities.

            Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

            Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

            A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

            On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

            The Company evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

            Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

            On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies of the equity method and the cost method for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

            The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

      (d)   Securitization
            The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

            Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

      (e)   Goodwill and Other Intangible Assets
            The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are reviewed for impairment in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

      (f)   Capitalized Software Costs
            Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software's expected future revenue to current year's revenue.

      (g)   Retirement and Severance Benefits
            The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

      (h)   Derivative Financial Instruments
            The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

            The Company designates and accounts for hedging derivatives as follows:

      . "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

      . "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

      . "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

            The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

      (i)   Revenue Recognition
            Staff Accounting Bulletin No. 101 (SAB 101) expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. In accordance with SAB 101, we generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable. Our more specific revenue recognition policies based on the type of revenue earned and our product offerings are discussed below.

            The Company enters into transactions that include multiple element arrangements which may include any combinations of hardware products, related software products, installment and maintenance. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last service element, unless transactions are such that vendor specific objective evidence ("VSOE") of fair value of the undelivered elements is available, the functionality of the delivered element is not dependent on the undelivered elements and delivered elements represents the culmination of the earnings process. VSOE is the price charged by the Company to an external customer for the same element when such element is sold separately. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value.

            Product Sales:
            Revenue from sales of these products are recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company's policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on our products and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

            Price protections are provided to retailers of the Company's consumer products business and others. Price protection is provided to compensate the customers and retailers for decline in product's value due mainly to competition. Price protection granted to our customers is classified as a reduction of revenue on our consolidated statement of income. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which the price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channel).

            Product revenues which are recognized upon shipment are IT system products, semiconductor manufacturing equipment, test and measurement equipments, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Product revenues which are recognized upon acceptance or shipment are railway vehicles. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plant, and elevators and escalators.

            Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

            The Company recognizes revenue in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position No. 98-9. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

            Our standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. We provide for warranty at the time of revenue recognition using our historical experience of warranty claims. To date such warranty provisions have been insignificant.

            Service Revenues:
            Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

      (j)   Treasury Stock
            Treasury stock is accounted for by the cost method.

      (k)   Stock-based Compensation
            As of September 30, 2003, the Company has three stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price not less than market value of the underlying common stock on the date of grant.

            SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the six months ended September 30, 2003 and 2002 were not material.

      (l) Disclosures about Segments of an Enterprise and Related Information SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

      (m)   New Accounting Standards
            In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created and acquired after January 31, 2003. For variable interest in a variable interest entity created before February 1, 2003, the interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after December 15, 2003. The application of this interpretation did not have a material effect on the Company's consolidated financial statements for the year ended March 31, 2003 and for the six months ended September 30, 2003 and is not expected to have a material effect for the year ending
            March 31, 2004.

      (n)   Restatement and Reclassification
            In January 2003, the FASB's Emerging Issues Task Force (EITF) Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" was issued. The Company adopted EITF Issue No. 03-2 and restated previously issued financial statements for the interim period ending September 30, 2002 of that fiscal year. In addition, certain reclassifications have been made to the prior period's consolidated financial statements to conform with the classifications used in the current period's consolidated financial statements.

(2)   Basis of Financial Statement Translation

      The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of JPY 111=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2003. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

(3)   Investment in Securities

      Short-term investments as of September 30, 2003 and March 31, 2003 are as follows:


                                                                                                   Thousands of
                                                                           Millions of yen         U.S. dollars
                                                          --------------------------------       --------------
                                                          September 30,          March 31,        September 30,
                                                                   2003               2003                 2003
                                                          -------------      -------------       --------------
      Investment in securities:
           Available-for-sale securities                         91,879            100,288              827,739
           Held-to-maturity securities                            1,237              6,057               11,144
           Trading securities                                   161,062             80,627            1,451,009
                                                                -------            -------            ---------

      Short-term investments                                    254,178            186,972            2,289,892
                                                                =======            =======            =========


      Investments and advances, including affiliated companies as of September 30, 2003 and March 31, 2003 are as follows:

                                                                                                   Thousands of
                                                                           Millions of yen         U.S. dollars
                                                          --------------------------------       --------------
                                                          September 30,          March 31,        September 30,
                                                                   2003               2003                 2003
                                                          -------------     --------------       --------------
      Investment in securities:
           Available-for-sale securities                        325,144            297,656            2,929,225
           Held-to-maturity securities                            1,091              1,487                9,829
           Securities without readily
             determinable fair values                            80,696             75,860              726,991
      Investments in affiliated companies                       362,033            237,024            3,261,559
      Advances and others                                       108,799            114,415              980,171
                                                                -------            -------            ---------

      Investments and advances, including
        affiliated companies                                    877,763            726,442            7,907,775
                                                                =======            =======            =========


      The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2003 and March 31, 2003.


                                                                                         Millions of yen
                                                   -----------------------------------------------------
                                                                                      September 30, 2003
                                                   -----------------------------------------------------
                                                     Amortized        Gross         Gross      Aggregate
                                                    cost basis        gains        losses     fair value
                                                   -----------------------------------------------------
      Short-term investments:
           Debt securities                              40,616           44           25         40,635
           Other securities                             51,258           28           42         51,244
                                                       -------       ------        -----         ------
                                                        91,874           72           67         91,879
      Investments and advances:
           Equity securities                           104,127       89,057        3,146        190,038
           Debt securities                             117,235          528        3,960        113,803
           Other securities                             21,040          303           40         21,303
                                                       -------       ------        -----        -------
                                                       242,402       89,888        7,146        325,144
                                                       -------       ------        -----        -------
                                                       334,276       89,960        7,213        417,023
                                                       =======       ======        =====        =======


                                                                               Thousands of U.S. dollars
                                                   -----------------------------------------------------
                                                                                      September 30, 2003
                                                   -----------------------------------------------------
                                                     Amortized        Gross        Gross       Aggregate
                                                    cost basis        gains       losses      fair value
                                                   -----------------------------------------------------
      Short-term investments:
           Debt securities                             365,910          396          225         366,081
           Other securities                            461,784          253          379         461,658
                                                       -------      -------       ------       ---------
                                                       827,694          649          604         827,739
      Investments and advances:
           Equity securities                           938,081      802,315       28,342       1,712,054
           Debt securities                           1,056,171        4,757       35,676       1,025,252
           Other securities                            189,549        2,730          360         191,919
                                                     ---------      -------       ------       ---------
                                                     2,183,801      809,802       64,378       2,929,225
                                                     ---------      -------       ------       ---------
                                                     3,011,495      810,451       64,982       3,756,964
                                                     =========      =======       ======       =========

                                                                                         Millions of yen
                                                   -----------------------------------------------------
                                                                                          March 31, 2003
                                                   -----------------------------------------------------
                                                     Amortized        Gross        Gross       Aggregate
                                                    cost basis        gains       losses      fair value
                                                   -----------------------------------------------------
      Short-term investments:
           Debt securities                              52,432           61           50          52,443
           Other securities                             47,897            5           57          47,845
                                                        ------       ------       ------         -------
                                                       100,329           66          107         100,288
      Investments and advances:
           Equity securities                           115,999       51,951        8,772         159,178
           Debt securities                             117,394          606        2,484         115,516
           Other securities                             23,033           75          146          22,962
                                                        ------       ------       ------         -------
                                                       256,426       52,632       11,402         297,656
                                                       -------       ------       ------         -------
                                                       356,755       52,698       11,509         397,944
                                                       =======       ======       ======         =======

      Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

      The proceeds from sale of available-for-sale securities for the six months ended September 30, 2003 and 2002 are JPY 25,192 million ($226,955 thousand) and JPY 68,057 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2003 and 2002 are JPY 8,382 million ($75,514 thousand) and JPY 25,905 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2003 and 2002 are JPY 193 million ($1,739 thousand) and JPY 1,099 million, respectively.

      For the six months ended September 30, 2003 and 2002 the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss is a gain of JPY 47,449 million ($427,468 thousand) and a loss of JPY 20,247 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss is net gain of JPY 5,756 million ($51,856 thousand) and net gain of JPY 22,594 million, respectively.

      Various held-to-maturity securities are held by certain subsidiaries. Gross unrealized holding gains and losses of these securities were not material.

      Trading securities consist mainly of investments in trust accounts. The portions of trading losses that relate to trading securities still held at the balance sheet date are not material for the six months ended September 30, 2003 and JPY 1,090 million for the six months ended September 30, 2002.

      The contractual maturities of debt securities and other securities classified as Investment and advances in the consolidated balance sheet as of September 30, 2003 are as follows:

                                                                                          Millions of yen
                                                       --------------------------------------------------
                                                                                       September 30, 2003
                                                       --------------------------------------------------
                                                          Held-to-          Available-
                                                          maturity          for-sale           Total
                                                       ---------------   --------------    --------------
      Due within five years                                      684           57,087            57,771
      Due after five years                                       407           78,019            78,426
                                                       ---------------   --------------    --------------
                                                               1,091          135,106           136,197
                                                       ===============   ==============    ==============

                                                                                Thousands of U.S. dollars
                                                       --------------------------------------------------
                                                                                       September 30, 2003
                                                       --------------------------------------------------
                                                          Held-to-          Available-
                                                          maturity          for-sale           Total
                                                       ---------------   --------------    --------------
      Due within five years                                    6,162          514,297           520,459
      Due after five years                                     3,667          702,874           706,541
                                                       ---------------   --------------    --------------
                                                               9,829        1,217,171         1,227,000
                                                       ===============   ==============    ==============

     Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

     The aggregate fair values of investments in affiliated companies based on the quoted market price as of September 30, 2003 and March 31, 2003 are JPY 119,264 million ($1,074,450 thousand) and JPY 179,884 million, respectively. The aggregate carrying amount of such investments as of September 30, 2003 and March 31, 2003 are JPY 108,307 million ($975,739 thousand) and JPY 127,343 million, respectively.

     As of September 30, 2003 and March 31, 2003, recognitions of other than temporary declines in values of investments in certain affiliated companies resulted in the difference of JPY 22,886 million ($206,180 thousand) and JPY 25,061 million, respectively between the carrying amount and the amount of underlying equity in net assets. In addition, equity method goodwill of JPY 11,145 million ($100,405 thousand) is included in investments in certain affiliated companies as of September 30, 2003 and March 31, 2003.

(4)  Inventories

     Inventories as of September 30, 2003 and March 31, 2003 are summarized as follows:

                                                                                          Thousands of
                                                                   Millions of yen        U.S. dollars
                                                 ----------------------------------    -----------------
                                                    September 30,        March 31,        September 30,
                                                             2003             2003                 2003
                                                 -----------------    -------------    -----------------
      Finished goods                                      370,242          373,317            3,335,514
      Work in process                                     657,574          646,932            5,924,090
      Raw materials                                       159,317          167,280            1,435,288
                                                 -----------------    -------------    -----------------
                                                        1,187,133        1,187,529           10,694,892
                                                 =================    =============    =================

(5)  Leases

     The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under operating leasing arrangements with terms ranging from 3 to 6 years.

     Machinery and equipment at cost under operating leases and accumulated depreciation as of September 30, 2003 amounted to JPY 1,259,661 million ($11,348,297 thousand) and JPY 948,662 million ($8,546,505 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

     The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2003:

                                                            Millions of         Thousands of
     Years ending September 30                                      yen         U.S. dollars
     -------------------------                          -----------------   -----------------
     2004                                                        63,331             570,549
     2005                                                        50,709             456,838
     2006                                                        34,725             312,838
     2007                                                        16,756             150,955
     2008                                                         7,720              69,550
     Thereafter                                                  10,463              94,261
                                                        -----------------   -----------------
     Total minimum payments to be received                      183,704           1,654,991
                                                        =================   =================

     The Company and certain subsidiaries lease certain manufacturing machinery and equipment under operating leasing arrangements.

     In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for a total proceeds of JPY 40,000 million. The lease back is classified as an operating lease with a term of thirty-eight months. A part of the gain on sale of JPY 8,551 million which represents the present value of the minimum lease payments over the lease term has been deferred and will be recognized over the lease term.

     The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2003:

                                                           Millions of         Thousands of
     Years ending September 30                                     yen         U.S. dollars
     -------------------------                          -----------------   -----------------
     2004                                                         9,771              88,027
     2005                                                         6,916              62,306
     2006                                                         4,393              39,577
     2007                                                         1,851              16,676
     2008                                                         1,236              11,135
     Thereafter                                                   5,360              48,288
                                                        -----------------   -----------------
     Total minimum lease payments                                29,527             266,009
                                                        =================   =================

(6)  Securitization

     For the six months ended September 30, 2003 and 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, transferred lease receivables. In these transactions, HCC sold mainly lease receivables to Special Purpose Entities (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investor's interests. For the six months ended September 30, 2003 and 2002, gains recognized on the transfer of lease receivables amounted to JPY 5,885 million ($53,018 thousand) and JPY 4,064 million, respectively.

     The table below summarizes certain cash flows received from and paid to the SPE during the six months ended September 30, 2003 and 2002:

                                                                                                       Thousands of
                                                                                 Millions of yen       U.S. dollars
                                                           -------------------------------------  -----------------
                                                              September 30,        September 30,      September 30,
                                                                       2003                 2002               2003
                                                           ----------------- -------------------  -----------------
     Proceeds from transfer of lease receivables                     128,216             124,010          1,155,099
     Servicing fees received                                              10                  14                 90
     Purchases of delinquent or ineligible assets                     (3,701)             (3,936)           (33,342)

     Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2003 are as follows:

                                                                                          Millions of yen
                                              -----------------------------------------------------------
                                                                                       September 30, 2003
                                              -----------------------------------------------------------
                                                                      Principal
                                                                     amount of
                                              Total principal        receivables
                                                 amount of           90  days or           Net credit
                                                receivables         more past due            losses
                                              ---------------     -----------------    -----------------
      Total assets managed or transferred:
           Lease receivables                        907,843                 1,035             1,405
           Assets transferred                      (452,358)
                                              ---------------
     Assets held in portfolio                       455,485
                                              ===============

                                                                                Thousands of U.S. dollars
                                              -----------------------------------------------------------
                                                                                       September 30, 2003
                                              -----------------------------------------------------------
                                                                        Principal
                                                                        amount of
                                               Total principal        receivables
                                                   amount of           90 days or             Net credit
                                                  receivables         more past due              losses
                                              -----------------      ------------------    ---------------
      Total assets managed or transferred:
           Lease receivables                        8,178,765               9,324             12,658
           Assets transferred                      (4,075,297)
                                              -----------------
      Assets held in portfolio                      4,103,468
                                              =================

     For the six months ended September 30, 2003 and 2002, the Company and certain subsidiaries sold trade receivables mainly through the SPE which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

     During the six months ended September 30, 2003 and 2002, proceeds from transfer of trade receivables were JPY 482,051 million ($4,342,802 thousand) and JPY 531,191 million, respectively and losses recognized on those transfers were JPY 1,389 million ($12,514 thousand) and JPY 1,267 million, respectively.

(7)  Goodwill and Other Intangible Assets

     Intangible assets excluding goodwill acquired during the six months ended September 30, 2003 and 2002 amounted to JPY 88,585 million ($798,063 thousand) and JPY 82,889 million, respectively, and related amortization expense during the six months ended September 30, 2003 and 2002 amounted to JPY 54,294 million ($489,135 thousand) and JPY 40,061 million, respectively. The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

     Intangible assets excluding goodwill as of September 30, 2003 and March 31, 2003 are presented below:

                                                                                                            Millions of yen
                                       ------------------------------------------ -----------------------------------------
                                                              September 30, 2003                            March 31, 2003
                                          ------------ ------------ -------------   ------------- ------------ ------------
                                             Gross     Accumulated      Net            Gross      Accumulated      Net
                                           carrying    amortization   carrying        carrying    amortization  carrying
                                            amount                     amount          amount                    amount
                                          ------------ ------------ -------------   ------------- ------------ ------------
      Amortized intangible assets
        Software                              300,826      191,464       109,362         288,066      169,239      118,827
        Software for internal use             298,086      133,169       164,917         290,204      132,917      157,287
        Other                                 147,769       50,925        96,844         153,130       47,997      105,133
                                          ------------ ------------ -------------   ------------- ------------ ------------
                                              746,681      375,558       371,123         731,400      350,153      381,247
                                          ============ ============ =============   ============= ============ ============
      Unamortized intangible assets            14,561            -        14,561          13,603            -       13,603


                                                       Thousands of U.S. dollars
                                       ------------------------------------------
                                                              September 30, 2003
                                          ------------ ------------ -------------
                                             Gross     Accumulated      Net
                                           carrying    amortization   carrying
                                            amount                     amount
                                          ------------ ------------ -------------
      Amortized intangible assets
        Software                            2,710,144    1,724,901       985,243
        Software for internal use           2,685,460    1,199,721     1,485,739
        Other                               1,331,252      458,784       872,468
                                          ------------ ------------ -------------
                                            6,726,856    3,383,406     3,343,450
                                          ============ ============ =============
      Unamortized intangible assets           131,180            -       131,180

     The changes in the carrying amount of goodwill for the six months ended September 30, 2003 and 2002 are as follows:

                                                                                                          Millions of yen
      --------------------------------------------------------------------------------------------------------------------
                           March 31,        Acquired        Impairment     Decrease from    Translation    September 30,
                             2003          during the          loss         divestiture     adjustment         2003
                                             period                                          and other
                        ---------------- ---------------- --------------- ---------------- -------------- ----------------
      Goodwill                   60,317            7,496         (1,169)          (8,232)        (1,818)           56,594

                                                                                                Thousands of U.S. dollars
      --------------------------------------------------------------------------------------------------------------------
                           March 31,        Acquired        Impairment     Decrease from   Translation     September 30,
                             2003          during the          loss         divestiture     adjustment         2003
                                             period                                          and other
                        ---------------- ---------------- --------------- ---------------- -------------- ----------------
      Goodwill                  543,396           67,532        (10,532)         (74,162)       (16,378)          509,856

                                                                                                          Millions of yen
      --------------------------------------------------------------------------------------------------------------------
                           April 1,         Acquired        Impairment     Decrease from    Translation    September 30,
                             2002          during the          loss         divestiture     adjustment         2002
                                             period                                          and other
                        ---------------- ---------------- --------------- ---------------- -------------- ----------------
      Goodwill                   27,299            8,232              -                -         (2,183)           33,348

(8)  Restricted Assets

     The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of JPY 7,103 million ($63,991 thousand). The collateralized number of shares and their fair values as of September 30, 2003 are as follows:


                                                                                                                   Fair value
                                                      Number of                  Collateralized      as of September 30, 2003
                                                         shares                       number of   ---------------------------
                                                          owned     Percent of           shares     Millions    Thousands of
      Subsidiary name                               in thousand      ownership      in thousand       of yen    U.S. dollars
      -----------------------------------------------------------------------------------------------------------------------
      Hitachi Capital Corporation                       71,043          56.2%           6,800          9,520          85,766
      Hitachi Maxell, Ltd.                              51,526          52.1%             400            717           6,459
      Hitachi Powdered Metals Co., Ltd.                 17,072          53.3%           3,700          2,586          23,297

     In accordance with Trustee agreements for the unsecured convertible debentures series 7th, the 11,981,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,400,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. As of September 30, 2003, the fair values of the shares held in trust are JPY 40,136 million ($361,586 thousand) and JPY 77,101 million ($694,604 thousand), respectively.

(9)  Dividend Restriction

     Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus JPY 65,000 million ($585,586 thousand) as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2003, the accumulated cash dividends and the accumulated net income including JPY 65,000 million ($585,586 thousand), which are defined by the above terms, amounted to JPY 419,072 million ($3,775,423 thousand) and JPY 452,233 million ($4,074,171 thousand), respectively.

(10) Commitments and Contingencies

     The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately JPY 31,956 million ($287,892 thousand) as of September 30, 2003.

     Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of September 30, 2003, the undiscounted maximum potential future payments under such guarantees amounted to JPY 577,226 million ($5,200,234 thousand) of which JPY 142,459 million ($1,283,414 thousand) is covered by consumer credit insurance. The Company has accrued JPY 4,732 million ($42,631 thousand) as an obligation to stand ready to perform over the term of the guarantees.

     HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

     The outstanding balance of the revolving lines of credits, credit facilities and loan commitments as of September 30, 2003 is as follows:

                                                                             Thousands of
                                                    Millions of yen          U.S. dollars
                                                  ------------------   -------------------
      Total commitment available                            666,341             6,003,072
      Amount utilized                                        (5,047)              (45,468)
                                                  ------------------   -------------------
      Balance available                                     661,294             5,957,604
                                                  ==================   ===================

     A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

     The Company and certain of its subsidiaries hold line of credit arrangements with banks in order to secure source of working capital. The unused line of credit as of September 30, 2003 amounted to JPY 179,345 million ($1,615,721 thousand).

     The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Change in accrued product warranty cost for the six months ended September 30, 2003 is as follows:

                                                        Millions of         Thousands of
                                                                yen         U.S. dollars
                                                  -------------------- --------------------
        Balance at beginning of the period                  105,297              948,621
        Addition                                             21,858              196,919
        Utilization                                         (23,507)            (211,775)
        Other                                                (1,374)             (12,378)
                                                  -------------------- --------------------
        Balance at end of the period                        102,274              921,387
                                                  ==================== ====================

     It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

     As of September 30, 2003 and March 31, 2003, the companies were contingently liable for trade notes discounted and endorsed in the following amounts:

                                                                                Thousands of
                                                         Millions of yen        U.S. dollars
                                      ----------------------------------    -----------------
                                         September 30,        March 31,        September 30,
                                                  2003             2003                 2003
                                      -----------------    -------------    -----------------
      Notes discounted                           4,212            3,639               37,946
      Notes endorsed                            18,158           24,924              163,586
                                      -----------------    -------------    -----------------
                                                22,370           28,563              201,532
                                      =================    =============    =================

     The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of the management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

(11) Restructuring charges

     Certain losses incurred in the reorganization of the certain subsidiaries' operations are considered as restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2003 and 2002 are as follows:

                                                                                                     Thousands of
                                                                             Millions of yen         U.S. dollars
                                                       -------------------------------------     -----------------
                                                         September 30,        September 30,         September 30,
                                                                  2003                 2002                  2003
                                                       ----------------    -----------------     -----------------
        Special termination benefits                             3,357                    -                30,243
        Loss on disposal of fixed assets                         6,960                    -                62,703
                                                       ----------------    -----------------     -----------------
       Total restructuring charges                              10,317                    -                92,946
                                                       ================    =================     =================

     Certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2003 and 2002 are as follows:

                                                                                                             Thousands of
                                                                                    Millions of yen          U.S. dollars
                                                               -------------------------------------     -----------------
                                                                 September 30,        September 30,         September 30,
                                                                          2003                 2002                  2003
                                                               ----------------    -----------------     -----------------
        Balance at beginning of the period                                   -              114,266                     -
        New charges                                                      3,357                    -                30,243
          (number of employees to be terminated)                           518                    -                     -
        Cash payments                                                   (1,593)            (113,102)              (14,351)
          (number of employees actually terminated)                        345                9,981                     -
        Foreign currency translation adjustment                              -                  (60)                    -
                                                               ----------------    -----------------     -----------------
        Balance at end of the period                                     1,764                1,104                15,892
                                                               ================    =================     =================

     The following represent significant restructuring activities for the six months ended September 30, 2003 by business line:

     1. Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand for consumer products in mostly Japan. The accrued special termination benefits newly charged amounted to JPY 2,177 million ($19,613 thousand). The liabilities for special termination benefits in the amount of JPY 1,764 million ($15,892 thousand) will be paid by March 2004. Total restructuring charges amounted of JPY3,011 million ($27,126 thousand).

     2. High Functional Materials & Components division mainly restructured the semiconductor packaging materials field because the business environment took a far more dramatic downturn than expected in Japan. The accrued special termination benefits newly charged amounted to JPY 1,180 million ($10,631 thousand) and were paid by September 30, 2003. Total restructuring charges amounted of JPY 7,306 million ($65,820 thousand).

(12) Other Income and Other Deductions

     "Other income" for the six months ended September 30, 2003 includes net gain on securities in the amount of JPY 97,957 million ($882,495 thousand). "Other deductions" for the six months ended September 30, 2003 includes foreign currency transaction loss of JPY 12,216 million ($110,054 thousand) and a loss of JPY 2,245 million ($20,225 thousand) of equity in earning of affiliated companies.

     "Other income" for the six months ended September 30, 2002 includes net gain on securities in the amount of JPY 14,027 million.
     "Other deductions" for the six months ended September 30, 2002, the Company and certain subsidiaries recorded a net periodic benefit cost of JPY 12,410 million which were generated as the result of adopting EITF Issue No.03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". "Other deductions" for the six months ended September 30, 2002 includes foreign currency transaction loss of JPY 15,712 million and a loss of JPY 8,425 million of equity in earnings of affiliated companies.

(13) Net Income Per Share Information

     The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations for the six months ended September 30, 2003 and 2002 are as follows:

                                                                                          Number of shares
                                                                         ---------------------------------
                                                                         September 30,       September 30,
                                                                                  2003                2002
                                                                         -------------       -------------
      Weighted average number of shares on
        which basic net income per share is calculated                   3,309,174,874       3,337,869,526
      Effect of dilutive securities:
         6th series convertible debentures                                           -                   -
         7th series convertible debentures                                           -                   -
         Stock option                                                           31,184                   -
      Number of shares on which diluted net income                       -------------       -------------
        per share is calculated                                          3,309,206,058       3,337,869,526
                                                                         =============       =============

                                                                                                                  Thousands of
                                                                                         Millions of yen          U.S. dollars
                                                                   -------------------------------------     ------------------
                                                                     September 30,        September 30,          September 30,
                                                                              2003                 2002                   2003
                                                                   ----------------    -----------------     ------------------
       Net income applicable to common stockholders                          5,384                5,666                 48,505
       Effect of dilutive securities:
        6th series convertible debentures                                        -                    -                      -
        7th series convertible debentures                                        -                    -                      -
        Other                                                                 (137)                (260)                (1,235)
                                                                   ----------------    -----------------     ------------------
       Net income on which diluted net income
        per share is calculated                                              5,247                5,406                 47,270
                                                                   ================    =================     ==================

       Net income per share:                                                                         Yen          U.S. dollars
                                                                   -------------------------------------     ------------------
        Basic                                                                 1.63                 1.70                   0.01
        Diluted                                                               1.59                 1.62                   0.01

     The net income per share computation for the six months ended September 30, 2003 and 2002 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th series convertible debentures were redeemed in September 2003.

(14) Derivative Instruments and Hedging Activities

     Overall risk profile
     The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 35% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

     The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

     The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

     Risk management policy
     The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

     Foreign currency exchange rate risk management
     The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

     In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

     The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

     Interest rate risk management
     The Company's and certain subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps enter into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

     The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with fixed interest rate and lend funds at variable interest rate. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

     The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

     Fair value hedge
     Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

     Interest charges for the six months ended September 30, 2003 includes losses of JPY 448 million ($4,036 thousand) which represents the component excluded from the assessment of hedge effectiveness.

     Cash flow hedge
     Foreign Currency Exposure
     Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

     The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2003 and 2002.

     As of September 30, 2003, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 56 months.

     Interest Rate Exposure
     Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

     Interest charges for the six months ended September 30, 2003 and 2002 includes losses of JPY 244 million ($2,198 thousand) and losses of JPY 87 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. And interest charges for the six months ended September 30, 2003 includes losses of JPY 127 million ($1,144 thousand) which represents the component of the hedging ineffectiveness.

     The contract or notional amounts of derivative financial instruments held as of September 30, 2003 and March 31, 2003 are summarized as follows:

                                                                                                   Thousands of
                                                                            Millions of yen        U.S. dollars
                                                       ------------------------------------    ----------------
                                                          September 30,          March 31,       September 30,
                                                                   2003               2003                2003
                                                       -----------------    ---------------    ----------------
      Forward exchange contracts:
           To sell foreign currencies                           142,898            187,093           1,287,369
           To buy foreign currencies                             57,138             27,584             514,757
      Cross currency swap agreements:
           To sell foreign currencies                            34,441             51,789             310,279
           To buy foreign currencies                            125,599            128,717           1,131,523
      Interest rate swaps                                       477,525            484,961           4,302,027
      Option contracts                                           14,596                828             131,495

(15) Fair Value of Financial Instruments

     The following methods and assumptions are used to estimate the fair values of financial instruments:

     Investment in securities
     The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

     Long-term debt
     The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

     Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables The carrying amount approximates the fair value because of the short maturity of these instruments.

     Derivative financial instruments
     The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

     The carrying amounts and estimated fair values of the financial instruments as of September 30, 2003 and March 31, 2003 are as follows:

                                                                                                        Millions of yen
                                            ---------------------------------------------------------------------------
                                                               September 30, 2003                        March 31, 2003
                                            -------------------------------------   -----------------------------------
                                                    Carrying           Estimated           Carrying          Estimated
                                                     amounts         fair values            amounts        fair values
                                            -----------------    ----------------   ----------------   ----------------
  Investment in securities:
   Short-term investments                           254,178             254,178            186,972             186,972
   Investments and advances                         326,235             326,238            299,143             299,138
  Derivatives (Assets):
   Forward exchange contracts                         4,576               4,576                668                 668
   Cross currency swap agreements                       563                 563                279                 279
   Interest rate swaps                                1,793               1,793              1,921               1,921
   Option contracts                                       8                   8                 10                  10
  Long-term debt                                 (1,966,034)         (1,986,080)        (2,014,738)         (2,064,192)
  Derivatives (Liabilities):
   Forward exchange contracts                          (401)               (401)            (1,333)             (1,333)
   Cross currency swap agreements                    (6,486)             (6,486)            (3,045)             (3,045)
   Interest rate swaps                               (4,104)             (4,104)            (3,853)             (3,853)
   Option contracts                                     (59)                (59)                (3)                 (3)

                                                        Thousands of U.S. dollars
                                           --------------------------------------
                                                               September 30, 2003
                                           --------------------------------------
                                                    Carrying           Estimated
                                                     amounts         fair values
                                           ------------------    ----------------
  Investment in securities:
   Short-term investments                         2,289,892           2,289,892
   Investments and advances                       2,939,054           2,939,081
  Derivatives (Assets):
   Forward exchange contracts                        41,225              41,225
   Cross currency swap agreements                     5,072               5,072
   Interest rate swaps                               16,153              16,153
   Option contracts                                      72                  72
  Long-term debt                                (17,712,018)        (17,892,613)
  Derivatives (Liabilities):
   Forward exchange contracts                        (3,613)             (3,613)
   Cross currency swap agreements                   (58,432)            (58,432)
   Interest rate swaps                              (36,973)            (36,973)
   Option contracts                                    (532)               (532)

     It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2003 and March 31, 2003 totaled JPY 80,696 million ($726,991 thousand) and JPY 75,860 million, respectively.

(16) Merger and Acquisition

     On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of JPY 23,635 million based on the quoted market price of JPY 940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

     UJ manufactures automotive systems and components that support every area of basic vehicle function. The Company has strategically targeted the automotive products business and the purpose of making UJ a wholly owned subsidiary is to further expand this business.

     The effects of the acquisition to the balance sheet as of October 1, 2002 are as follows:

                                                                         Millions of yen
                                                                         ---------------
             Current assets                                                     68,427
             Non-current assets                                                121,248
             Goodwill                                                           10,435
             Current liabilities                                               (99,453)
             Non-current liabilities                                           (76,120)
             Net assets acquired                                               (23,635)
             Net assets previously acquired                                       (902)

     On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for UJ of April 1, 2002 and 2001, respectively, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2003 and 2002.

     On December 31, 2002, the Company purchased a majority ownership in a company to which hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price, subject to adjustment, of JPY 243,480 million. This purchase price adjustment may reduce the purchase price and the amount of goodwill recorded upon acquisition. The purchase price is payable in three installments, of which the first installment payment was paid on December 31, 2002 with the remaining payments due in December 2003 and 2005.

     On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers full array of hard-disk and this acquisition complemented and expanded the Company's product portfolio, production capacity, research and development and distribution channel globally.

     Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

     The effects of this purchase as of December 31, 2002 are as follows:

                                                                         Millions of yen
                                                                         ---------------
             Current assets                                                    106,357
             Non-current assets                                                184,326
             Goodwill                                                           13,653
             Current liabilities                                               (24,737)
             Non-current liabilities                                           (32,159)
             Net assets acquired                                              (247,440)

     The purchase price upon closing is as follows:

                                                                         Millions of yen
                                                                         ---------------
             Cash paid to IBM as of December 31, 2002                          169,680
             Cash to be paid to IBM                                             73,800
             Direct acquisition costs                                            3,960
                                                                               -------
             Total purchase price                                              247,440
                                                                               =======

     In-process research and development assets amounting to JPY 2,787 million have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

     On a pro forma basis, revenue, net loss and the per share information of the Company, with assumed acquisition dates of April 1, 2002 and 2001, respectively, are as follows:

                                                    Millions of yen
                                            ---------------------------------
                                                    2003             2002
                                            --------------- -----------------

             Revenue                             8,541,202        8,480,778
             Net loss                             (149,891)        (529,055)

                                                           Yen
                                            ---------------------------------
                                                    2003             2002
                                            --------------- -----------------

             Basic net loss                        (44.72)          (158.50)
             Diluted net loss                      (44.84)          (158.50)

(17) Divestiture of Semiconductor & Integrated Circuits operation

     On April 1, 2003, Renesas Technology Corp., which focuses on system LSI (Large Scale Integration) operation, was incorporated through a corporate split procedure, where Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Renesas Technology Corp. was capitalized with JPY 50,000 million through the issuance of 5,000,000 shares of common stock. The Company and Mitsubishi Electric Corporation received 2,750,000 shares and 2,250,000 shares, respectively. Renesas Technology Corp. is accounted for under the equity method by the Company as major decisions require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement and assets and liabilities of the operations will be excluded from the consolidated balance sheet. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately JPY 596,118 million and JPY 147,443 million, respectively.

SEGMENT INFORMATION
Industry Segments
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

                                                                                                        Millions of
                                                                              Millions of yen          U.S. dollars         (A)/(B)
                                                             ---------------------------------         ------------
                                                                   2003 (A)            2002 (B)                2003           x 100
------------------------------------------------------------------------------------------------------------------------------------
Sales:
        Information & Telecommunication Systems                  1,053,279              878,230               9,489             120%
                                                                      (22%)                (18%)
                                                            ---------------     ----------------      --------------       ---------
        Electronic Devices                                         607,529              766,417               5,473              79
                                                                      (13%)                (16%)
                                                            ---------------     ----------------      --------------       ---------
        Power & Industrial Systems                               1,073,439            1,068,101               9,671             100
                                                                      (22%)                (22%)
                                                            ---------------     ----------------      --------------       ---------
        Digital Media & Consumer Products                          585,411              597,689               5,274              98
                                                                      (12%)                (12%)
                                                            ---------------     ----------------      --------------       ---------
        High Functional Materials & Components                     622,206              613,061               5,605             101
                                                                      (13%)                (12%)
                                                            ---------------     ----------------      --------------       ---------
        Logistics, Services & Others                               612,969              700,613               5,522              87
                                                                      (13%)                (14%)
                                                            ---------------     ----------------      --------------       ---------
        Financial Services                                         267,923              293,321               2,414              91
                                                                       (5%)                 (6%)
                                                            ---------------     ----------------      --------------       ---------
              Subtotal                                           4,822,756            4,917,432              43,448              98
                                                                     (100%)               (100%)
                                                            ---------------     ----------------      --------------       ---------
              Eliminations & Corporate items                      (781,349)          (1,000,941)             (7,039)              -
                                                            ---------------     ----------------      --------------       ---------
                    Total                                        4,041,407            3,916,491              36,409             103%
                                                            ===============     ================      ==============       =========


Operating Income (Loss):
        Information & Telecommunication Systems                      5,399               42,167                  49              13%
                                                                      (15%)                (53%)
                                                            ---------------     ----------------      --------------       ---------
        Electronic Devices                                           3,675               (7,918)                 33               -
                                                                      (11%)               (-10%)
                                                            ---------------     ----------------      --------------       ---------
        Power & Industrial Systems                                   7,935               11,111                  71              71
                                                                      (23%)                (14%)
                                                            ---------------     ----------------      --------------       ---------
        Digital Media & Consumer Products                              728                5,747                   7              13
                                                                       (2%)                 (7%)
                                                            ---------------     ----------------      --------------       ---------
        High Functional Materials & Components                       9,233                9,042                  83             102
                                                                      (26%)                (11%)
                                                            ---------------     ----------------      --------------       ---------
        Logistics, Services & Others                                  (397)               1,457                  (4)              -
                                                                      (-1%)                 (2%)
                                                            ---------------     ----------------      --------------       ---------
        Financial Services                                           8,195               18,653                  74              44
                                                                      (24%)                (23%)
                                                            ---------------     ----------------      --------------       ---------
              Subtotal                                              34,768               80,259                 313              43
                                                                     (100%)               (100%)
                                                            ---------------     ----------------      --------------       ---------
              Eliminations & Corporate items                       (14,529)             (18,571)               (131)              -
                                                            ---------------     ----------------      --------------       ---------
                    Total                                           20,239               61,688                 182              33%
                                                            ===============     ================      ==============       =========

Notes: 1. Net sales by industry segment include intersegment transactions.
       2. SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.
       3. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the adoption of EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" are included as part of operating income (loss). See the consolidated statements of income and notes 11 and 12 to the consolidated financial statements.
       4. The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of JPY 111=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2003.

Geographic Segments
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

                                                                                                    Millions of
                                                                             Millions of yen       U.S. dollars         (A)/(B)
                                                          ----------------------------------       ------------
                                                                2003 (A)            2002 (B)               2003           x 100
-------------------------------------------------------------------------------------------------------------------------------
Sales:
       Japan
            Outside customer sales                             2,964,920           3,003,621             26,711              99%
                                                                    (64%)               (65%)
            Intersegment transactions                            413,478             501,040              3,725              83
                                                                     (9%)               (11%)
                 Total                                         3,378,398           3,504,661             30,436              96
                                                                    (73%)               (76%)
                                                          ---------------     ---------------     --------------      ----------
       Asia
            Outside customer sales                               455,943             312,220              4,107             146
                                                                    (10%)                (7%)
            Intersegment transactions                            144,482             168,355              1,302              86
                                                                     (3%)                (3%)
                 Total                                           600,425             480,575              5,409             125
                                                                    (13%)               (10%)
                                                          ---------------     ---------------     --------------      ----------
       North America
            Outside customer sales                               399,425             394,660              3,598             101
                                                                     (9%)                (9%)
            Intersegment transactions                             12,890              19,434                116              66
                                                                     (0%)                (0%)
                 Total                                           412,315             414,094              3,714             100
                                                                     (9%)                (9%)
                                                          ---------------     ---------------     --------------      ----------
       Europe
            Outside customer sales                               182,461             177,056              1,644             103
                                                                     (4%)                (4%)
            Intersegment transactions                             19,622              12,281                177             160
                                                                     (0%)                (0%)
                 Total                                           202,083             189,337              1,821             107
                                                                     (4%)                (4%)
                                                          ---------------     ---------------     --------------      ----------
       Other Areas
            Outside customer sales                                38,658              28,934                349             134
                                                                     (1%)                (1%)
            Intersegment transactions                              1,155               1,323                 10              87
                                                                     (0%)                (0%)
                 Total                                            39,813              30,257                359             132
                                                                     (1%)                (1%)
                                                          ---------------     ---------------     --------------      ----------
                     Subtotal                                  4,633,034           4,618,924             41,739             100
                                                                   (100%)              (100%)
                                                          ---------------     ---------------     --------------      ----------
                     Eliminations                               (591,627)           (702,433)            (5,330)              -
                                                          ---------------     ---------------     --------------      ----------
                         Total                                 4,041,407           3,916,491             36,409             103%
                                                          ===============     ===============     ==============      ==========

                                                                                                 Millions of
                                                                         Millions of yen        U.S. dollars          (A)/(B)
                                                      ----------------------------------      --------------
                                                           2003 (A)            2002 (B)                2003            x 100
-----------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss):
           Japan                                             37,208              65,775                 335               57%
                                                               (79%)               (78%)
                                                     ---------------    ----------------      --------------       ----------
           Asia                                                (513)              7,740                  (5)               -
                                                               (-1%)                (9%)
                                                     ---------------    ----------------      --------------       ----------
           North America                                      1,714               3,037                  16               56
                                                                (4%)                (4%)
                                                     ---------------    ----------------      --------------       ----------
           Europe                                             7,188               6,442                  65              112
                                                               (15%)                (8%)
                                                     ---------------    ----------------      --------------       ----------
           Other Areas                                        1,368                 748                  12              183
                                                                (3%)                (1%)
                                                     ---------------    ----------------      --------------       ----------
                Subtotal                                     46,965              83,742                 423               56
                                                              (100%)              (100%)
                                                     ---------------    ----------------      --------------       ----------
                Eliminations & Corporate items              (26,726)            (22,054)               (241)               -
                                                     ---------------    ----------------      --------------       ----------
                    Total                                    20,239              61,688                 182               33%
                                                     ===============    ================      ==============       ==========

Sales by Market
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

                                                                                                 Millions of
                                                                       Millions of yen          U.S. dollars           (A)/(B)
                                                     ----------------------------------         ------------
                                                           2003 (A)            2002 (B)                 2003            x 100
-----------------------------------------------------------------------------------------------------------------------------
      Japan                                               2,636,362           2,633,108               23,751             100%
                                                               (65%)               (67%)
                                                     ---------------    ----------------      --------------        ---------
      Outside Japan
           Asia                                             553,783             498,594                4,989             111
                                                               (14%)               (13%)
                                                     ---------------    ----------------      --------------        ---------
           North America                                    428,218             426,980                3,858             100
                                                               (11%)               (11%)
                                                     ---------------    ----------------      --------------        ---------
           Europe                                           303,458             262,185                2,734             116
                                                                (7%)                (7%)
                                                     ---------------    ----------------      --------------        ---------
           Other Areas                                      119,586              95,624                1,077             125
                                                                (3%)                (2%)
                                                     ---------------    ----------------      --------------        ---------
                Subtotal                                  1,405,045           1,283,383               12,658             109
                                                               (35%)               (33%)
                                                     ---------------    ----------------      --------------        ---------
                    Total                                 4,041,407           3,916,491               36,409             103%
                                                              (100%)              (100%)
                                                     ===============    ================      ==============        =========